UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)

Lloyds Banking Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

539439109

(CUSIP Number)

Stephen Parker

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

HM Treasury;

UKFinancial Investments Ltd

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13Gto report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty’s Treasury is furnishing a copy of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES(i)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: (ii)	Lloyds Banking Group plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: (iii)	The Commissioners of Her Majesty’s Treasury

4. Full name of shareholder(s) (if different from 3.):(iv)	The Solicitor for the Affairs of Her Majesty’s Treasury

5. Date of the transaction and date on which the threshold is crossed or reached: (v)	31 July 2015

6. Date on which issuer notified:	31 July 2015

7. Threshold(s) that is/are crossed or reached: (vi), (vii)	Below 14%

8. Notified details:

A: Voting rights attached to shares (viii), (ix)

	Situation previous		Resulting situation after the triggering transaction
Class/type of shares	to the triggering transaction		Number of shares	Number of voting rights		% of voting rights (x)
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Direct	Direct (xi)	Indirect (xii)	Direct	Indirect
GB0008706128	10,693,646,646	10,693,646,646	9,981,992,279	9,981,992,279		13.99%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv), (xvi)

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date (xvii)	Exercise/ Conversion period (xviii)	Number of voting rights instrument refers to	% of voting rights (xix), (xx)
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,981,992,279	13.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: (xxi)

UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements with Her Majesty’s Treasury).

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury

14. Contact name:	James Neilson

15. Contact telephone number:	020 7270 5813

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Donna Leong
	Name:	Donna Leong
	Title:	Deputy Director, State-Owned Financial Assets Team

UKFinancial Investments Ltd

By:	/s/ Oliver Holbourn
	Name:	Oliver Holbourn
	Title:	Head of Market Investments (UKFI)